                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------
                         THE ELDER-BEERMAN STORES CORP.
                                (Name of Issuer)

                     THE ELDER-BEERMAN STORES CORP. (ISSUER)
 (Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                 Scott J. Davido
               Executive Vice President--Chief Financial Officer,
                             Treasurer and Secretary
                         The Elder-Beerman Stores Corp.
                                3155 El-Bee Road
                               Dayton, Ohio 45439
                                 (937) 296-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                             -----------------------
                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939
                             -----------------------
                            CALCULATION OF FILING FEE

         Transaction Valuation (1)                     Amount of Filing Fee (2)
               $20,000,000                                       $4,000

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of 3,333,333 shares of the common stock, including the associated preferred share purchase rights, of The Elder-Beerman Stores Corp., at the maximum tender offer price of $6.00 per share.

(2) The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid:   _____________ Filing Party: _____________
         Form or Registration No.: _____________ Date Filed:   _____________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [_] Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Tender Offer Statement on Schedule TO relates to the offer by The Elder-Beerman Stores Corp., an Ohio corporation, to purchase up to 3,333,333 shares of its outstanding common stock, without par value, at a purchase price not in excess of $6.00 nor less than $4.50 per share, net to the seller in cash, without interest, as specified by the shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, as amended or supplemented from time to time, collectively constitute the offer), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase and the related letter of transmittal is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 12.      EXHIBITS.

(a)(1)(A)     Offer to Purchase, dated September 8, 2000
(a)(1)(B)     Letter of Transmittal
(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)     Notice of Guaranteed Delivery
(a)(1)(F) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G) Form of Letter to Participants in The Elder-Beerman Stores Corp. Financial Partnership Plan
(a)(2)-(4)    Not applicable
(a)(5)(A)     Press release issued by Elder-Beerman on August 29, 2000
(a)(5)(B)     Press release issued by Elder-Beerman on September 8, 2000
(b)(1) Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 8, 2000            THE ELDER-BEERMAN STORES CORP.



                                      By: /s/ Scott J. Davido
                                          --------------------------------------
                                          Name:  Scott J. Davido
                                          Title:  Executive Vice President --
                                          Chief Financial Officer, Treasurer and
                                          Secretary

                                  EXHIBIT INDEX

(a)(1)(A)     Offer to Purchase, dated September 8, 2000
(a)(1)(B)     Letter of Transmittal
(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)     Notice of Guaranteed Delivery
(a)(1)(F) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G) Form of Letter to Participants in The Elder-Beerman Stores Corp. Financial Partnership Plan
(a)(2)-(4)    Not applicable
(a)(5)(A)     Press release issued by Elder-Beerman on August 29, 2000
(a)(5)(B)     Press release issued by Elder-Beerman on September 8, 2000
(b)(1) Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable